Exhibit 99.1

Claude Resources Inc. Increases Third Quarter Gold Production by 9%

TSX - CRJ

NYSE Amex - CGR

SASKATOON, Oct. 14 /CNW/ - Claude Resources Inc. ("Claude" or the "Company") (TSX-CRJ; NYSE Amex-CGR) is pleased to report preliminary third quarter production results from its 100 percent owned and operated Seabee Gold Project in Saskatchewan, Canada.

For the quarter ended September 30, 2010, Claude processed 62,242 tonnes at 6.76 grams per tonne of ore to produce 12,931 ounces of gold (Q2 2010 - 11,902 ounces of gold from 46,071 tonnes at 8.44 grams of gold per tonne). Produced ounces for the period increased by nine percent compared to Q2 2010. Year to date production of 34,054 ounces of gold, increase by nearly five percent over the 32,528 ounces of gold produced for the same period in 2009.

"The Seabee Gold Project continues to operate as planned. With the Santoy 8 Mine, Claude's second producing ore body in the Seabee area, nearing a commercial production decision, Claude is well positioned to execute on the expansion of its production profile and lowering unit costs over the next several years. In addition, the opportunity to discover significant gold systems in the Seabee camp is improving as more capital is being invested on regional exploration," stated Philip Ng, Vice President, Mining Operations.

The Company is maintaining its production guidance of 46,000 to 50,000 ounces in 2010. The Seabee Project has been producing gold from Seabee Deep and the Santoy 8 satellite deposit in 2010.

Claude is a public company based in Saskatoon, Saskatchewan whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). The Company is engaged in the exploration and development of gold mineral reserves and resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the Seabee gold operation, located in northern Saskatchewan. Since 1991, Claude has produced approximately 915,000 ounces of gold from the Seabee mining operation. The Company also owns 100% of the 10,000 acre Madsen property located in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Property in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at http://www.sedar.com/. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

%CIK: 0001173924

For further information: Neil McMillan, President & CEO, Phone: (306) 668-7505; or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com; Website: www.clauderesources.com
CO: CLAUDE RESOURCES INC.

CNW 09:30e 14-OCT-10